NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2018

AND

INFORMATION CIRCULAR - PROXY STATEMENT
DATED MARCH 19, 2018

These materials are important and require your immediate attention.
If you have questions or require assistance with voting your shares, you may contact Baytex's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

Invitation to Shareholders

March 19, 2018

Dear Fellow Shareholders:
On behalf of our Board of Directors, I am pleased to invite you to our 2018 annual meeting of shareholders, at 3:00 p.m. (Calgary time) on Thursday, May 3, 2018 at the Calgary Petroleum Club. The matters to be voted on at the meeting include the election of directors, the appointment of auditors and an advisory vote on executive compensation.
The meeting provides Baytex's shareholders with an important opportunity to consider and participate in key matters of the company. The accompanying information circular - proxy statement provides information on the matters to be voted on, how we compensate our directors and officers and our corporate governance practices. At the meeting, there will be an opportunity to ask questions and meet with management and the Board of Directors.

Your vote is important to us.  Your vote will be counted, whether you vote in person at the meeting or vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you plan to attend the meeting, you may find it convenient to vote in advance.

Questions
Shareholders who have questions regarding the meeting material or require assistance with voting their shares may contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (Collect Outside North America) or by email at: assistance@laurelhill.com.
Please take the time to read the information circular - proxy statement in determining your vote. On behalf of the Board of Directors and management, we thank you for your continued support and look forward to seeing you at the meeting.
On behalf of the Board of Directors,
(signed)    Edward D. LaFehr
President, Chief Executive Officer and Director

Executive Summary

This executive summary provides an overview of information contained in the information circular - proxy statement and should be read in conjunction therewith. The information circular - proxy statement provides full disclosure on the matters to be voted on at the meeting, how we compensate our directors and officers and our corporate governance practices.

Recognizing the challenging commodity price environment that has persisted since late 2014, we laid out certain strategic objectives for 2017 to guide us through the continued downturn. These objectives included: continuing to drive cost and capital efficiency in our business; arresting our production decline and beginning to grow production, reserves and cash flow; managing our debt position; and building on our excellent health, safety, environmental and regulatory compliance culture.

Highlights from 2017

Below are a few of our achievements from 2017:

•	Achieved average annual production of 70,242 boe/d, above the high end of our production guidance. Production increased 7% in Q4/2017 from Q4/2016.

•	Delivered adjusted funds flow of $106 million in Q4/2017, an increase of 37% over Q4/2016, and $348 million for the full-year 2017, an increase of 26% over 2016.

•	Decreased cash costs (operating, transportation and general and administrative expenses) on a unit-of-production basis by 7.5% as compared to the mid-point of original guidance.

•	Net debt was reduced to $1.73 billion, down from $1.78 billion at year-end 2016.

•	Increased proved plus probable reserves by 6% to 432 million boe, replacing 201% of 2017 production.

•	Delivered finding and development costs for proved plus probable reserves of $7.26/boe and a recycle ratio of 2.7x.

•	Achieved our best ever health, safety and environmental performance and strong regulatory compliance.
Advisory Vote on Executive Compensation
As part of our commitment to corporate governance, the Board gives shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. We recommend that, on an advisory basis, you accept our approach to executive compensation.
With the ongoing challenges facing our industry, we took a measured approach to compensation in 2017. Listed below is a brief summary of the compensation decisions we made for 2017. Further information can be found under the heading "Compensation Discussion and Analysis" commencing on page 18 of the information circular - proxy statement.

•
In 2017, base salaries for all positions were held flat, subject to limited exceptions. This represented the third consecutive year our management and employees did not receive a base salary increase. Due to the resumption of drilling activity in Canada and the transition of oversight of our U.S. operations from Houston to Calgary, we ended the 10% reduction in all full-time employee salaries, which was in effect for the last 10 months of 2016. This organizational consolidation is expected to result in a further reduction in our general and administrative expenses in 2018.

•
In 2017, we achieved strong performance on each of the corporate performance measures under the short-term incentive plan resulting in a recommended payout equivalent to 118% of target. After considering various factors, including annual shareholder returns, the competitive environment for labour and the current macro environment for the oil and gas industry, the Board exercised discretion to reduce the payout equivalent to 80% of target.

•
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. With the sharp decline in world oil prices since 2014, we have experienced a corresponding decline in the market value of our common shares. This has reduced the retention value of the outstanding share awards held by our employees as the underlying value of the share awards tracks the market price of our common shares. In an effort to retain our dedicated and skilled team of employees and to ensure that our total compensation remained competitive, the aggregate number of awards granted in 2017 increased by 11% from 2016. In establishing the grants, the Human Resources and Compensation Committee assumed a share price of $6.00 in both 2016 and 2017, as compared to the value used for purposes of executive compensation reporting of $2.75 in 2016 and $5.93 in 2017.

Further information can be found under the heading "Advisory Vote on Executive Compensation" on page 13 of the information circular - proxy statement.
Board of Directors

As part of succession planning for the Board, we recently added two independent directors, Trudy M. Curran in 2016 and Mark R. Bly in 2017. With these new directors in place, two of our long-standing directors, John A. Brussa and R.E.T. (Rusty) Goepel, will be retiring at the meeting.

We recommend that you elect the following ten nominees (80% independent) as directors of Baytex:
Notes:

(1)	AUD = Audit Committee; HRC = Human Resources and Compensation Committee; NG = Nominating and Governance Committee; and RES = Reserves Committee.

(2)	Ownership Interest represents the market value of the common shares, restricted awards and performance awards held by each director on March 1, 2018.
Further information can be found under the heading "Election of Directors" commencing on page 4 of the information circular - proxy statement.

Notice of Meeting of Shareholders
to be held on Thursday, May 3, 2018

The annual meeting of the shareholders of Baytex Energy Corp. will be held in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on Thursday, May 3, 2018 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our consolidated financial statements for the year ended December 31, 2017, together with the report of the auditors;

2.	elect ten (10) directors;

3.	appoint the auditors and authorize the directors to fix their remuneration;

4.	consider a non-binding advisory resolution to accept our approach to executive compensation; and

5.	transact such other business as may properly be brought before the meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1-416-263-9524). In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 1, 2018 or at least 48 hours prior to the time of any adjournment of the meeting. See the information circular - proxy statement for further instructions on internet voting.
Only shareholders of record at the close of business on March 14, 2018 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 19th day of March, 2018.
By order of the Board of Directors
(signed)        Murray J. Desrosiers
Vice President, General Counsel
and Corporate Secretary

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual Meeting to be held on Thursday, May 3, 2018
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, May 3, 2018 in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof. In this information circular - proxy statement, references to "Baytex", "we", "us", "our" and the "Corporation" refer to Baytex Energy Corp. and references to "Baytex Energy" refer to our wholly-owned subsidiary, Baytex Energy Ltd.
Forms of proxy must be deposited with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/. Shareholders will be prompted to enter the control number which is located on the form of proxy. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 1, 2018 or at least 48 hours prior to the time of any adjournment of the meeting. The website may also be used to appoint a proxy holder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.
Only shareholders of record at the close of business on March 14, 2018 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.
The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form o

f proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials on-line.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular – proxy statement, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our common shares directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.

PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $30,000, plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 14, 2018 there were 236,578,111 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such share, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears in the register of shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.
As at March 14, 2018, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,764,456 common shares, representing approximately 1.6% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 14, 2018, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at ten. The ten nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Trudy M. Curran	Gregory K. Melchin
James L. Bowzer	Naveen Dargan	Mary Ellen Peters
Raymond T. Chan	Edward D. LaFehr	Dale O. Shwed
Edward Chwyl
Unless otherwise directed, it is the intention of management to vote proxies in favour of these ten (10) nominees. In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.
Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular - proxy statement, we have not received any nominations via the advance notice mechanism.

Proposed Directors
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, place of residence, age (at December 31, 2017), the year in which they became a director, a brief biography, their membership on committees of the Board, their attendance at Board and committee meetings during 2017, the number and value of common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by them and the votes for and withheld for their election at the last annual meeting of shareholders. This information is based partly on our records and partly on information received by us from the nominees.

MARK R. BLY

Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis. Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas.  Since retiring from BP in 2013, Mr. Bly has worked with private oil and gas production and service companies serving as an executive, board member and advisor.  At BP, Mr. Bly held various senior leadership roles in its domestic and international operations, including leading the North American onshore unit, Group Vice President for approximately 25% of BP's global production, and Executive Vice President of Group Safety and Operational Risk.

Incline Village, NV, U.S.A.		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				1/1	1/1 (100%)
Age:	58	Reserves Committee				–/–
Director Since:	2017
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	30,000	93,600	–	–	35,971	112,230	205,830
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					n/a	n/a	n/a
Percentage of Votes					n/a	n/a	n/a

JAMES L. BOWZER

Mr. Bowzer served as Chief Executive Officer of Baytex from September 2012 to May 2017 and as President of Baytex from September 2012 to July 2016. Prior to joining Baytex, Mr. Bowzer worked for Marathon Oil Corporation for 30 years in various positions, including Vice President, North American Production Operations and Regional Vice President, International Production. Mr. Bowzer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University.

Georgetown, TX, U.S.A.		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	7/7 (100%)
Age:	57	Reserves Committee				1/1
Director Since:	2012
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	280,208	874,249	129,259	403,288	79,529	248,130	1,525,668
March 1, 2017	198,277	965,609	254,889	1,241,309	80,586	392,454	2,599,372
April 1, 2016	149,308	752,512	264,667	1,333,922	66,167	333,482	2,419,916
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					42,775,732	9,222,639	51,998,371
Percentage of Votes					82.26%	17.74%	100%

RAYMOND T. CHAN

Mr. Chan was appointed Chairman of the Board of Baytex on June 1, 2014. He originally joined Baytex Energy in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President (September 2003 to November 2007); Chief Executive Officer (September 2003 to December 2008); Interim Chief Executive Officer (May 2012 to September 2012); and Executive Chairman (January 2009 to May 2014). Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Chairman of the Board		Board (Chair)				6/6	6/6 (100%)
Age:	62	Mr. Chan is not a member of any Board committees, however, he is usually invited by the Chair of each Board committee to attend the meetings of such committee.
Director Since:	1998

Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	716,004	2,233,932	10,474	32,679	55,453	173,013	2,439,625
March 1, 2017	700,996	3,413,851	23,495	114,421	31,164	151,769	3,680,040
April 1, 2016	684,146	3,448,096	41,784	210,591	10,437	52,602	3,711,290
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					44,041,723	7,956,648	51,998,371
Percentage of Votes					84.70%	15.30%	100%

EDWARD CHWYL

Mr. Chwyl served as Lead Independent Director of Baytex and/or Baytex Energy from February 2009 to May 2017. From September 2003 to December 2008, Mr. Chwyl was the Chairman of the Board of Directors of Baytex Energy. Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998. Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Victoria, British Columbia, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	10/10 (100%)
Age:	74	Human Resources and Compensation Committee (Chair)				3/3
Director Since:	2003	Reserves Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value (#)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	296,636	925,504	10,474	32,679	55,453	173,013	1,131,197
March 1, 2017	282,959	1,378,010	22,044	107,354	30,808	150,035	1,635,400
April 1, 2016	273,786	1,379,881	34,231	172,524	8,559	43,137	1,595,543
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					48,666,718	3,331,653	51,998,371
Percentage of Votes					93.59%	6.41%	100%

TRUDY M. CURRAN

Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. She is a retired businesswoman with extensive experience in executive compensation, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors, is a member of the board and the Finance and Audit Committee of Kids Cancer Care Foundation of Alberta and is a member of the Alberta Securities Commission and serves on its Human Resources and Compensation Committee.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	14/14 (100%)
Age:	55	Audit Committee				5/5
Director Since:	2016	Human Resources and Compensation Committee				2/2
		Nominating and Governance Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	30,911	96,442	3,378	10,539	53,678	167,475	274,457
March 1, 2017	24,252	118,107	5,630	27,418	26,702	130,039	275,564
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					50,064,277	1,934,094	51,998,371
Percentage of Votes					96.28%	3.72%	100.00%

NAVEEN DARGAN

Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his career as Senior Managing Director and Head of Energy Investment Banking at Raymond James Ltd.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	14/14 (100%)
Age:	60	Audit Committee (Chair)				5/5
Director Since:	2003	Human Resources and Compensation Committee				3/3
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	418,150	1,304,628	10,474	32,679	55,453	173,013	1,510,320
March 1, 2017	404,473	1,969,784	22,044	107,354	30,808	150,035	2,227,173
April 1, 2016	343,300	1,730,232	34,231	172,524	8,559	43,137	1,945,894
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					49,056,759	2,941,611	51,998,370
Percentage of Votes					94.34%	5.66%	100%

EDWARD D. LAFEHR

Mr. LaFehr joined Baytex as President on July 18, 2016 and was appointed Chief Executive Officer on May 4, 2017. Mr. LaFehr has nearly 35 years of experience in the oil and gas industry working with Amoco, BP, Talisman and the Abu Dhabi National Energy Company ("TAQA") in various geographies.  Before joining Baytex, Mr. LaFehr was President of TAQA’s North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  Prior to this, he served as Senior Vice President for Talisman Energy, accountable for its Canadian business.  Mr. LaFehr has a long track record of success in the oil and gas industry leading organizations, growing assets and joint ventures, and driving capital and cost efficiencies.  Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
President and Chief Executive Officer		Board				6/6	6/6 (100%)
		Mr. LaFehr is not a member of any Board committees, however, he is usually invited by the Chair of each Board committee to attend the meetings of such committee.
Age:	58
Director Since:	2017
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	198,883	620,515	606,666	1,892,798	151,666	473,198	2,986,511
March 1, 2017	58,006	282,489	366,667	1,785,668	91,667	446,418	2,514,576
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					49,897,520	2,100,851	51,998,371
Percentage of Votes					95.96%	4.04%	100%

GREGORY K. MELCHIN

Mr. Melchin holds a Bachelor of Science degree (major in accounting), a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta and the ICD.D designation from the Institute of Corporate Directors. He is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility. Mr. Melchin was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	12/12 (100%)
Age:	64	Audit Committee				5/5
Director Since:	2008	Nominating and Governance Committee				1/1
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	83,077	259,200	10,474	32,679	55,453	173,013	464,892
March 1, 2017	59,979	292,098	22,044	107,354	30,808	150,035	549,487
April 1, 2016	50,812	256,092	34,231	172,524	8,559	43,137	471,754
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					50,068,906	1,929,465	51,998,371
Percentage of Votes					96.29%	3.71%	100%

MARY ELLEN PETERS

Ms. Peters holds a Bachelor of Science degree (major in finance) and a Master of Business Administration degree. She has also completed executive management programs at Penn State University and Indiana University and the Oxford Energy Seminar. She is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Corporation L.P. Prior thereto, she held various technical and management positions with Marathon.

Sarasota, FL, U.S.A.		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	14/14 (100%)
Age:	61	Audit Committee				5/5
Director Since:	2013	Human Resources and Compensation Committee				3/3
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	51,539	160,802	10,474	32,679	55,453	173,013	366,494
March 1, 2017	37,867	184,412	22,044	107,354	30,808	150,035	441,802
April 1, 2016	25,450	128,268	34,283	172,786	8,570	43,193	344,247
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					50,044,437	1,953,934	51,998,371
Percentage of Votes					96.24%	3.76%	100%

DALE O. SHWED

Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003. Prior thereto, he was President and Chief Executive Officer of Baytex Energy from 1993 to August 2003. He commenced his career in the oil and gas industry in 1980.

Calgary, Alberta, Canada		Board / Committee Membership in 2017				Meetings Attended	Total Attendance
Independent Director		Board				6/6	7/7 (100%)
Age:	59	Reserves Committee (Chair)				1/1
Director Since:	1993
Baytex Securities held as at	Common Shares		Performance Awards		Restricted Awards		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
March 1, 2018	203,285	634,249	10,474	32,679	55,453	173,013	839,941
March 1, 2017	189,608	923,391	22,044	107,354	30,808	150,035	1,180,780
April 1, 2016	230,435	1,161,392	34,231	172,524	8,559	43,137	1,377,054
Voting Results from the last annual meeting					Votes For	Votes Withheld	Total Votes Cast
Number of Votes					41,458,105	10,540,266	51,998,371
Percentage of Votes					79.73%	20.27%	100%
Notes:

(1)	The date referenced in the table is the year in which each nominee first became a director of Baytex or its wholly-owned subsidiary, Baytex Energy Ltd. (or its predecessor).

(2)
Mr. LaFehr was appointed President of the Corporation on July 18, 2016 and Chief Executive Officer on May 4, 2017. In these capacities, he is typically invited to attend all Board and Committee meetings.

(2)
The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on March 1, 2018 ($3.12), March 1, 2017 ($4.87) and April 1, 2016 ($5.04).

(3)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 1, 2018, March 1, 2017 and April 1, 2016. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents on the awards.

As at March 1, 2018, our directors, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,773,137 common shares, which, based on the closing price on the common shares on the TSX on March 1, 2018 ($3.12) had a value of $8,652,187. See "Equity Ownership".

Experience and Background of Directors
The following table outlines the experience and background of, but not necessarily the technical expertise of, our proposed directors based on information provided by such individuals.
Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	Non-Canadian Resource Experience – experience in a multi-national organization providing an understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.
Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as disclosed below, none of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Mr. Dargan, a director of Baytex, was formerly a director of Tervita Corporation (a private environmental solutions company). Tervita made a proposal under the Canada Business Corporations Act on September 14, 2016 and a voluntary filing under Chapter 15 of the United States Bankruptcy Code on October 20, 2016, which resulted in a plan of arrangement under the Canada Business Corporations Act. Mr. Dargan resigned as a director of Tervita on December 13, 2016.
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors during fiscal 2017 and 2016:

	Aggregate fees billed ($000s)
	2017	2016
Audit Fees	723	662
Audit-Related Fees	11	115
Tax Fees	-	13
All Other Fees	5	-
	739	790

Audit Fees: Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2017 and 2016 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
Audit-Related Fees: Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Audit-related fees for 2016 also include fees for the review of a prospectus related to a public offering of common shares.

Tax Fees: Tax fees in 2016 were incurred to obtain a transfer pricing study regarding the provision of cross-border services to our indirect, wholly-owned subsidiary, Baytex Energy USA, Inc.
Advisory Vote on Executive Compensation
As part of Baytex's commitment to corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
The underlying principle for executive compensation throughout Baytex is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce our values and help us to deliver on our corporate objectives. A detailed discussion of our executive compensation program is provided in the "Compensation Discussion and Analysis" section of this information circular - proxy statement.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 19, 2018."
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. At last year's annual meeting, the results of the advisory vote on our approach to executive compensation were 73.4% (38.2 million shares) in favour and 26.6% (13.9 million shares) against.
The Board unanimously recommends that shareholders vote FOR the advisory vote on executive compensation. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies FOR the advisory vote on executive compensation.

DIRECTOR COMPENSATION
General
The Human Resources and Compensation Committee of the Board (the "Compensation Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors are not paid any compensation for acting as a director.
The main objectives of our directors' compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders. To meet and maintain these objectives, the Compensation Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – How We Compensate Our Executives – Competitive Factors" for a listing of the peer group members). The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
At a meeting held on December 7, 2016, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. As a result of this review, the Compensation Committee recommended that the 10% reduction in all annual retainers and full-time employee salaries (that took effect on March 1, 2016) be restored effective January 1, 2017, that any share awards granted to directors in the future be in the form of restricted awards only (previously 80%

performance awards and 20% restricted awards), that the annual value of share awards to be granted to the independent directors be increased to $150,000 (previously $100,000) and that the Chairman of the Board cease to be paid meeting attendance fees effective January 1, 2017. These changes were subsequently considered and approved by the Board at a meeting held on December 7, 2016.
The following table sets forth the principal elements of the compensation plan for directors (who are not also officers) for the year ended December 31, 2017. In addition, directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Chairman of the Board Retainer – Annual	260,000
Board Retainer – Annual	40,000
Additional Lead Independent Director Retainer – Annual	25,000
Additional Chair Retainers – Annual:
Audit	25,000
Human Resources and Compensation	8,000
Nominating and Governance	8,000
Reserves	8,000
Audit Committee Member Retainer – Annual	10,000
Meeting Attendance Fee (not payable to the Chairman of the Board)	1,500
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500
The following table sets forth the cash retainers and fees that were paid to each of the directors (who are not also officers) during the year ended December 31, 2017. Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Meeting Attendance and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly(1)	6,667	-	-	-	3,000	9,667
James L. Bowzer(2)	26,222	-	-	-	7,500	33,722
John A. Brussa	40,000	-	8,000	-	12,000	60,000
Raymond T. Chan	260,000	-	-	-	-	260,000
Edward Chwyl (3)	40,000	10,417	8,000	-	15,000	73,417
Trudy M. Curran	40,000	-	-	10,000	22,500	72,500
Naveen Dargan	40,000	-	25,000	-	22,500	87,500
R.E.T. (Rusty) Goepel	40,000	-	-	-	9,000	49,000
Gregory K. Melchin	40,000	-	-	10,000	19,500	69,500
Mary Ellen Peters(4)	40,000	-	-	10,000	33,057	83,057
Dale O. Shwed	40,000	-	8,000	-	10,500	58,500

Notes:

(1)	Mr. Bly's board retainer has been pro-rated based on his appointment date of November 1, 2017.

(2)	Mr. Bowzer retired as Chief Executive Officer on May 4, 2017. His board retainer has been pro-rated based on the portion of 2017 where he served as a director only.

(3)	Mr. Chwyl served as Lead Independent DIrector to May 31, 2017.

(4)
Ms. Peters also serves as a director of our indirect, wholly-owned subsidiary, Baytex Energy USA, Inc. In this capacity, she is paid a meeting attendance fee of US$1,200 per meeting. The amount shown in the table includes one meeting fee which has been converted to Canadian dollars using an exchange rate of 1.2979 CAD/USD.

2018 Update: At a meeting held on December 6, 2017, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. The Board (upon receiving the recommendation of the Compensation Committee) determined that no changes should be made to the cash retainers and fees for 2018.
Long-Term Incentive Compensation
Effective January 1, 2011, we adopted a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to directors (who are not also officers), in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any one director (who is not also an officer) during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Executive Compensation – Share Award Incentive Plan".
On December 7, 2016, the Compensation Committee changed its grant practice to provide that any share awards granted to directors in the future be in the form of restricted awards only (previously 80% performance awards and 20% restricted awards).

On December 7, 2016, the Compensation Committee approved the award of 25,295 restricted awards to each director (who was not also an officer) under the Share Award Incentive Plan. These awards were granted on January 18, 2017 with an issue date schedule of one-sixth on the six month anniversary of the grant date and a further one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date).
The following table shows the number of common shares issuable to directors (who are not also officers) pursuant to the Share Award Incentive Plan as at December 31, 2017:

	Common Shares issuable as at December 31, 2017
	#(1)	%(2)
Share Award Incentive Plan(3)
Restricted Awards	223,053
Performance Awards	133,320
Total	356,373	0.15
Notes:

(1)
On May 4, 2017, James L. Bowzer ceased to be Chief Executive Officer. The number of restricted awards and performance awards shown in the table exclude awards that were granted to Mr. Bowzer in his capacity as Chief Executive Officer.

(2)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2017.

(3)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 489,693, which represents 0.21% of the issued and outstanding common shares as at December 31, 2017.

For further information regarding the outstanding restricted awards and performance awards held by the directors (who are not also officers), see "Share-based Awards" below.
Summary Compensation Table
The following table sets forth the total compensation paid to directors (who are not also officers) for the year ended December 31, 2017.

Name	Fees earned ($)	Share-based awards(1) ($)	All other compensation ($)	Total ($)
Mark R. Bly	9,667	-	-	9,667
James L. Bowzer(2)	33,722	-	-	33,722
John A. Brussa(3)	60,000	150,000	-	210,000
Raymond T. Chan	260,000	150,000	-	410,000
Edward Chwyl	73,417	150,000	-	223,417
Trudy M. Curran	72,500	150,000	-	222,500
Naveen Dargan	87,500	150,000	-	237,500
R.E.T. (Rusty) Goepel	49,000	150,000	-	199,000
Gregory K. Melchin	69,500	150,000	-	219,500
Mary Ellen Peters	83,057	150,000	-	233,057
Dale O. Shwed	58,500	150,000	-	208,500
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see "Executive Compensation – Share Award Valuation" below.

(2)
The amounts shown in the table represent the compensation paid to Mr. Bowzer in his capacity as a director of the Corporation from May 4 to December 31, 2017. In his capacity as Chief Executive Officer of the Corporation from January 1 to May 4, 2017, Mr. Bowzer received total compensation of $1,161,718, which was comprised of salary of $216,205, share-based awards of $758,892, cash bonus of $165,000 and other compensation of $21,621.

(3)
Mr. Brussa is Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgment in his role as a member of the Board. See "Statement of Corporate Governance Practices – Board of Directors".

Share-based Awards
The following table sets forth for each director (who is not also an officer) all share-based awards outstanding as at December 31, 2017 and the value of share-based awards that vested during the year ended December 31, 2017. We do not grant option-based awards.

Name	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)	Value of share-based awards that vested during the year(2) ($)
Mark R. Bly	nil nil	RA PA	-	-	-
James L. Bowzer	62,071 192,074	RA PA	958,127	-	633,838
John A. Brussa	25,106 16,102	RA PA	155,353	-	82,311
Raymond T. Chan	25,106 16,102	RA PA	155,353	-	102,423
Edward Chwyl	25,106 16,102	RA PA	155,353	-	82,311
Trudy M. Curran	22,205 4,504	RA PA	100,693	-	26,118
Naveen Dargan	25,106 16,102	RA PA	155,353	-	82,311
R.E.T. (Rusty) Goepel	25,106 16,102	RA PA	155,353	-	82,311
Gregory K. Melchin	25,106 16,102	RA PA	155,353	-	82,311
Mary Ellen Peters	25,106 16,102	RA PA	155,353	-	84,048
Dale O. Shwed	25,106 16,102	RA PA	155,353	-	82,311
Notes:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 29, 2017 ($3.77). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

(2)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
The Compensation Committee is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex and its subsidiaries. The Compensation Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.
The Compensation Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex's subsidiaries in the context of the general and administrative expense budget which is approved by the Board. The Compensation Committee meets at least annually with the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.
The Compensation Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described below, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.
Our Compensation Committee
The Compensation Committee is comprised of the following directors: Edward Chwyl (Chairman), Trudy M. Curran, Naveen Dargan and Mary Ellen Peters. The Nominating and Governance Committee has determined that each of these directors is independent. See "Statement of Corporate Governance Practices – Board of Directors".
All of the Compensation Committee members have direct experience in establishing and operating executive and corporate compensation programs. Listed below is a brief description of each member's experience:

•
Mr. Chwyl is a retired businessman with over 35 years of experience in the oil and gas industry. His direct experience with executive compensation matters includes serving as the President and Chief Executive Officer of a publicly-traded intermediate oil and gas company for nine years and on the compensation committees of several other public oil and gas companies.

•
Ms. Curran is a retired businesswoman with over 30 years of experience in the oil and gas, mining and transportation industries. Her direct experience with executive compensation matters includes serving as a senior officer of Canadian Oil Sands Limited where her responsibilities included human resources matters, executive compensation and succession planning at both the board and management level and serving as the chair of the Human Resources and Compensation Committee and as a member of the Pension Committee of Syncrude Canada from 2003 to 2016. She also oversaw the President and CEO succession plan for Dominion Diamond Corporation in 2016-2017.

•
Mr. Dargan is a retired businessman with over 20 years of experience in the investment banking business (primarily focused on the energy sector). His direct experience with executive compensation matters includes dealing with compensation matters in the investment banking business and serving on the compensation committees of several other public companies.

•
Ms. Peters is a retired businesswoman with over 30 years of experience in the petroleum industry, most notably as Senior Vice President, Transportation and Logistics (2009-2010) and Senior Vice President, Marketing (1998-2009) at Marathon Petroleum Company LP. As a senior officer with Marathon, she had responsibility for managing a large staff and their compensation levels.

For further information, see each member's biography under "Matters to be Acted Upon at the Meeting – Election of Directors" above.

Compensation Consultants and Advisors
Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor was not, at any time during the year ended December 31, 2017, retained to assist in determining compensation for any of our directors and officers.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing compensation programs for Baytex and its subsidiaries, the Compensation Committee's objective is to design programs that reward performance relative to industry peers and align the interest of management with the shareholders. The Compensation Committee seeks to achieve this objective by:

•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link between corporate performance and the level of payout received. If threshold performance is not met, the payout multiplier will be 0x and no payouts will be made under the performance awards.

•
Using a variety of measures to assess corporate performance, such as total shareholder return, profitability of investment as measured by recycle ratio, which is calculated by dividing the actual historic cash flow from producing the reserves by the cost of finding and developing the reserves, annual production and health, safety and environmental performance metrics.

Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
Identification of Named Executive Officers
We are required to disclose the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers whose total annual compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers"). Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us.
For the year ended December 31, 2017, the Named Executive Officers were: Edward D, LaFehr, President and Chief Executive Officer; Rodney D. Gray, Chief Financial Officer; Richard P. Ramsay, Chief Operating Officer; Geoffrey J. Darcy, Senior Vice President, Marketing; Brian G. Ector, Senior Vice President, Capital Markets and Public Affairs; and James L. Bowzer, former Chief Executive Officer.

How We Compensate Our Executives
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation; (3) long-term incentive compensation; and (4) other benefits. Each of these compensation components is summarized in the following sections.
Base Salaries
Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Compensation Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry. As described below under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry-specific compensation data.
Short-Term Incentive Compensation
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Corporation's short-term objectives and shareholder interests. Starting in 2015, we adopted a plan which is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year.
Each employee has an annual bonus target, expressed as a percentage of base salary. Individual targets vary by organization level, with more senior positions having proportionately more pay at risk (and weighted more heavily towards corporate performance), reflecting the nature and impact of their contributions. The Compensation Committee approves the annual bonus target for each of our officers. In doing so, the Compensation Committee takes into account the officer's respective responsibilities, base salary, internal equity and the positioning of their annual bonus target compared to market. Short-term incentive compensation is generally targeted at the market 50th percentile (based on the annual energy industry compensation survey conducted by Mercer Human Resources Consulting).
Utilizing each employee's annual bonus target, an aggregate annual bonus pool is calculated for the Corporation. The size of this pool may be adjusted up or down by up to 30% based on the Compensation Committee's assessment of corporate performance (as described in the next paragraph).
At the beginning of each fiscal year, the Compensation Committee approves a corporate performance scorecard that contains the measures (and associated performance targets) that will be used to measure corporate performance for the fiscal year. These performance targets are primarily quantitative in nature and are communicated to all employees. Greater weight is assigned to quantifiable and measurable performance indicators to focus all employees on performance measures and outcomes that are within their influence. For a listing of the measures (and associated performance targets) used to evaluate corporate performance in 2017, see "How We Measure Performance – Measuring Performance under the Short-Term Incentive Compensation Plan" below. The corporate performance scorecard produces an overall corporate performance factor, which is one of the factors considered by the Compensation Committee in formulating its recommendation to the Board for establishing the size of the aggregate annual bonus pool. The Board retains overall discretion in establishing the size of the aggregate annual bonus pool. See "2017 Compensation Decisions – Short-Term Incentive Compensation" below.
Long-Term Incentive Compensation
Our Share Award Incentive Plan forms the basis of our long-term incentive compensation program. This plan is a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. For further information, see "Executive Compensation – Share Award Incentive Plan".

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the Compensation Committee. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
Each performance award entitles the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the Compensation Committee. The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For those performance awards where the issue date occurs beyond the first anniversary of the grant date, the payout multiplier will be the arithmetic average of the payout multiplier for each of the two, three or four preceding fiscal years, as applicable. The number of common shares to be issued on the applicable issue date for a performance award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
The Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date).
The Compensation Committee is responsible for determining the allocation of the share awards between restricted and performance awards. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The Compensation Committee believes that the pay for performance orientation of the performance awards is aligned with shareholder interests. The portion of performance awards received relative to restricted awards increases with greater levels of responsibility. As a result, a significant portion (typically 65-80%) of the share awards granted to the Named Executive Officers are in the form of performance awards.
Other Benefits
The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. Baytex's contributions vest immediately in favour of the employee. The employee contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account. Baytex's contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account, a non-registered investment account or a health spending account. Investment options under this plan include a suite of professionally managed investment funds and our common shares.
Competitive Factors
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace, the President and Chief Executive Officer prepares, at the direction of the Compensation Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the Compensation Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the Compensation Committee.

For 2017, the members of the peer group were:

ARC Resources Ltd.	Enerplus Corporation	Paramount Resources Ltd.
Athabasca Oil Corporation	MEG Energy Corp.	Pengrowth Energy Corporation
Birchcliff Energy Ltd.	NuVista Energy Ltd.	Vermilion Energy Inc.
Bonavista Energy Corporation	Obsidian Energy Ltd.	Whitecap Resources Inc.

As a result of an annual review of the peer group, the Compensation Committee determined that it should be adjusted such that Baytex would be closer to the median of the peer group on an enterprise value and annual production basis. This resulted in (1) Crescent Point Energy Corp., Peyto Exploration & Development Corp., Seven Generations Energy Ltd. and Tourmaline Oil Corp. being removed due to their relative size (all produced more than 100,000 boe/d in 2017) and (2) Athabasca Oil Corporation, Birchcliff Energy Ltd., NuVista Energy Ltd. and Paramount Resources Ltd. being added.

How We Measure Performance
In establishing overall compensation levels, the Compensation Committee first assesses performance at the corporate level. Measures commonly used by the Compensation Committee to assess corporate performance include total shareholder return, health, safety and environmental performance, operating performance and certain key sustainability metrics.
The Compensation Committee then assesses the individual performance of the President and Chief Executive Officer and each of the other officers of Baytex Energy. The Chairman of the Board assists the Compensation Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the Compensation Committee with the performance assessment of the other officers.
The following table presents the total shareholder return (assuming reinvestment of dividends) for us, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Corp.	S&P/TSX Oil & Gas Exploration & Production Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2017	-42.5%	-13.6%	9.1%	21.8%
Five-year period ended December 31, 2017 (compound annual return)	-36.3%	-4.1%	8.6%	15.8%

Global oil prices improved significantly in 2017 after OPEC signed a new production quota agreement on November 30, 2016.  Better than expected compliance with the production quota agreement combined with very strong global demand growth reduced global inventory surpluses towards the 5 year average level by the end of the year. The price of West Texas Intermediate crude oil fluctuated from a low of US$42.53/bbl in mid-June to a high of US$60.42/bbl at year-end, with an average price of US$50.95/bbl. This represented an 18% improvement from the 2016 average price of US$43.33/bbl. The price of Western Canadian Select heavy oil averaged US$38.97/bbl in 2017, a 32% improvement from US$29.49/bbl in 2016.
Recognizing the challenging commodity price environment that has persisted since late 2014, we laid out certain strategic objectives for 2017 to guide us through the continued downturn. These objectives included: continuing to drive cost and capital efficiency in our business; arresting our production decline and beginning to grow production, reserves and cash flow; managing our debt position; and building on our excellent health, safety, environmental and regulatory compliance culture.
For the year ended December 31, 2017, we achieved average annual production of 70,242 boe/d, above the high end of our original production guidance range of 66,000 to 70,000 boe/d announced in December 2016. This was accomplished with an exploration and development capital program of $326 million, in line with the mid-point of our original guidance range of $300-350 million announced in December 2016. When comparing actual results for the fourth quarter of 2017 to the fourth quarter of 2016, production increased 7%.
We delivered adjusted funds flow of $106 million in Q4/2017, an increase of 37% over Q4/2016, and $348 million for the full-year 2017, an increase of 26% over 2016.
In 2017, we achieved our best ever health, safety and environmental performance and strong regulatory compliance in all of our operating jurisdictions. We also published our third Corporate Responsibility Report, focusing on environmental, social and economic metrics.
Our Eagle Ford assets provide us with exposure to one of the premier oil resource plays in North America and generate the highest cash netbacks in our portfolio with a significant inventory of development prospects. In 2017, we directed 65% of our capital expenditures to these assets. We also successfully integrated our acquisition of additional heavy oil assets in the Peace River region that closed on January 20, 2017. In aggregate, we increased our proved plus probable reserves by 6% to 233 million boe, replacing 201% of 2017 production.
In 2017, we continued to focus on reducing costs across all of our operations. When comparing actual results for the year ended December 31, 2017 to our original guidance, we reduced operating expenses to $10.50/boe, 9% below the mid-point of our original guidance range of $11.00-12.00/boe. We also reduced general and administrative expenses to $1.85/boe, 8% below our original guidance of $2.00/boe. In 2017, we initiated and largely completed the consolidation of our Houston office into our Calgary office, which will further reduce our general and administrative expenses in 2018.
For the year-ended December 31, 2017, our net debt was reduced to $1.73 billion, down from $1.78 billion at year-end 2016. We continued to maintain strong financial liquidity with our US$575 million revolving credit facilities approximately two-thirds undrawn at year-end 2017 and our first long-term note maturity not until 2021. In addition, we targeted capital expenditures to approximate adjusted funds flow in order to minimize additional bank borrowings. We exceeded this goal as our adjusted funds flow ($348 million) exceeded our capital expenditures ($326 million) by $22 million.

Measuring Performance under the Short-Term Incentive Compensation Plan
The Compensation Committee met in December 2017 to assess the Corporation's 2017 performance relative to the corporate performance scorecard, which was approved in December 2016. The following table summarizes the results of the assessment:

Corporate Performance Measure	Weighting	Target	2017 Results	2017 Results relative to Target(3)	Performance Factor(4)
Health, Safety & Environment (20%)
Total Recordable Injury Frequency(1)	5%	0.90	0.38	130%	6.5%
Lost Time Injury Frequency(2)	5%	0.40	0.19	130%	6.5%
Spills to Environment (#)	5%	180	112	130%	6.5%
Spills to Environment (barrels)	5%	3,000	694	130%	6.5%
Operating Performance (60%)
Annual Production Rate (boe/d)	30%	68,580	70,242	130%	39.0%
Capital Expenditures ($ millions)	15%	348.1	326.3	130%	19.5%
Operating Expenses ($/boe)	15%	11.47	10.50	130%	19.5%
Sustainability (20%)
Reserves Developed (mmboe)	15%	29.1	23.9	70%	10.5%
Capital Efficiency ($/boe)	5%	11.96	13.65	80%	4.0%
Total	100%				118.5%
Notes:

(1)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)	Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.

(3)	For each Corporate Performance Measure, low, target and high levels of performance are set. 2017 Results relative to Target can range from 70% to 130% of target.

(4)	The Performance Factor is calculated by multiplying the Weighting by the 2017 Results relative to Target.

The Board, upon the recommendation of the Compensation Committee, reduced the corporate performance factor from 118% to 80%. See "2017 Compensation Decisions – Short-Term Incentive Compensation" below.

Measuring Performance under the Long-Term Incentive Compensation Plan

On December 7, 2016, the Compensation Committee established the corporate performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2017 payout multiplier, which is used to determine the number of common shares to be issued pursuant to performance awards with issue dates in 2018. The Compensation Committee met on December 6, 2017 to assess our performance relative to such corporate performance measures and to establish the 2017 payout multiplier. Listed below are the results of the assessment:

Corporate Performance Measure	Results / Quartile Ranking	Multiplier	Weighting	Weighted Multiplier
Relative Total Shareholder Return ("TSR") for one-year period ended November 30, 2017	Baytex's TSR of -25% ranked 15 out of the 27 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a third quartile ranking.	1.0	25.0%	0.250
Relative TSR for three-year period ended November 30, 2017	Baytex's TSR of -81% ranked 27 out of the 27 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a fourth quartile ranking.	0.0	25.0%	0.000
Relative Recycle Ratio for one-year period ended December 31, 2016 (including future development costs)	Baytex ranked 16 out of 19 comparable companies in the S&P/TSX Oil & Gas Exploration & Production Index resulting in a fourth quartile ranking.	0.0	12.5%	0.000
2017 Production Volumes	Actual 2017 production of 70,242 boe/d resulted in a first quartile ranking.	2.0	12.5%	0.250
Attainment of Health, Safety and Environmental performance targets during 2017	Baytex achieved first quartile performance on each of the four measures for this period resulting in a first quartile ranking.	2.0	12.5%	0.250
Development and execution of strategic plan	The Compensation Committee evaluated management's performance and assigned a first quartile ranking.	2.0	12.5%	0.250
Total				1.000
Payout Multiplier				1x

Pursuant to the terms of the Share Award Incentive Plan, the aggregate weighted multiplier for the applicable period is rounded up or down to determine the payout multiplier, which will be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For 2017, the payout multiplier was 1x.
2017 Compensation Decisions
The Compensation Committee met in December 2017 to establish bonuses and long-term incentive plan awards for 2017 performance and base salaries for 2018. In establishing overall compensation levels, the Compensation Committee considered corporate and individual performance during the year ended December 31, 2017 and competitive factors in the local marketplace.
Base Salaries
In December 2016, the Compensation Committee determined that 2017 base salaries for all positions should remain at 2015 levels. Due to the resumption of drilling activity in Canada and the transition of oversight of our U.S. operations from Houston to Calgary, the Compensation Committee also determined to end the 10% reduction in all full-time employee salaries, which was in effect for the last 10 months of 2016.

The Compensation Committee met in December 2017 to establish base salaries for the officers for 2018. Factors considered by the Compensation Committee included corporate and individual performance, the current macro environment for the oil and gas industry and competitive factors in the local marketplace. Based on its assessment of these factors, the Compensation Committee determined that base salaries for all positions should remain at 2015 levels, subject to limited exceptions.
Short-Term Incentive Compensation
In formulating its recommendation for the size of the aggregate annual bonus pool for 2017, the Compensation Committee considered the weighted average quantitative results from the corporate performance scorecard (being 118%) in conjunction with annual shareholder returns, the competitive environment for labour, information regarding the peer group's plans for short-term incentive plan compensation for 2017 and the President and Chief Executive Officer's recommendation. After consideration of these factors and the current macro environment for the oil and gas industry, the Compensation Committee reduced the performance factor from 118% to 80% in formulating its recommendation for establishing the size of the aggregate annual bonus pool. The Board accepted the recommendation of the Compensation Committee.
In recommending annual bonuses for the officers of the Corporation, the Compensation Committee, with the assistance of the President and Chief Executive Officer, evaluates the performance of each officer. The following table sets forth the target bonus, the scorecard bonus and the actual bonus paid for each of the Named Executive Officers for 2017 performance (which were approved by the Board):

Name	Target Bonus (as % of Base Salary)	Target Bonus(1)	Scorecard Bonus(2)	Actual Bonus(3)	Bonus Reduction(4)
Edward D. LaFehr	100%	$575,000	$678,500	$440,000	$238,500
Rodney D. Gray	80%	$280,000	$330,400	$256,000	$74,400
Richard P. Ramsay	80%	$312,000	$368,160	$256,000	$112,160
Geoffrey J. Darcy	65%	$214,500	$253,110	$104,000	$149,110
Brian G. Ector	65%	$191,750	$226,265	$128,000	$98,265
James L. Bowzer(5)	33%	$206,667	$243,867	$165,000	$78,867
Total		$1,779,917	$2,100,302	$1,349,000	$751,302

Notes:

(1)	The Target Bonus is calculated by multiplying the officer's base salary by the Target Bonus (as a percentage of base salary).

(2)
The Scorecard Bonus is calculated by multiplying the Target Bonus by the calculated performance factor under the Short-Term Incentive Plan scorecard. For 2017, the calculated performance factor was 1.18x.

(3)	The Actual Bonus represents that amount paid to the individual officer under the Short-Term Incentive Plan.

(4)	The Bonus Reduction is the difference between the Scorecard Bonus and the Actual Bonus.

(5)	The Annual Bonus Target for Mr. Bowzer has been adjusted to reflect the fact that he only worked four months in 2017.
The annual bonuses paid to our Named Executive Officers for performance during 2017 averaged 53% of their 2017 base salaries.

Long-Term Incentive Compensation
On December 7, 2016, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 1,636,000 restricted awards and 1,584,000 performance awards were approved for grant to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries during 2017. The following table details the restricted and performance awards granted to each of the Named Executive Officers during 2017.

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)	Performance Awards as % of Total Award (%)
Edward D. LaFehr	60,000	240,000	80
Rodney D. Gray	54,167	162,500	75
Richard P. Ramsay	54,167	162,500	75
Geoffrey J. Darcy	35,000	65,000	65
Brian G. Ector	35,000	65,000	65
James L. Bowzer	39,086	88,889	69
Note:

(1)
These awards were granted on January 18, 2017 or July 1, 2017 and have an issue date schedule of one-sixth on the six month anniversary date of the grant and a further one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). The value of these grants is reported in the Summary Compensation Table.

Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. With the sharp decline in world oil prices since 2014, we have experienced a corresponding decline in the market value of our common shares. This has reduced the retention value of the outstanding share awards held by our employees as the underlying value of the share awards tracks the market price of our common shares. In an effort to retain our dedicated and skilled team of employees and to ensure that our total compensation remained competitive, the aggregate number of awards granted in 2017 increased by 11% from 2016. In establishing the grants, the Compensation Committee assumed a share price of $6.00 in both 2016 and 2017, as compared to the value used for purposes of executive compensation reporting of $2.75 in 2016 and $5.93 in 2017.

Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Corp., the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2012, assuming reinvestment of dividends.
The compensation received by the Named Executive Officers generally corresponds with fluctuations in our total return over the periods indicated on the above graph. Due to the inherent link between the value of our share awards and fluctuations in the market price of the common shares, the underlying value of long-term incentive awards naturally followed fluctuations in our total return.
The Compensation Committee met in December 2016 to approve 2017 base salaries for our Named Executive Officers. Base salaries for the Named Executive Officers in the same position year-over-year were held flat, representing the third consecutive year without increases in base salaries. Due to the resumption of drilling activity in Canada and the transition of oversight of our U.S. operations from Houston to Calgary, the Compensation Committee also determined to end the 10% reduction in all full-time employee salaries, which was in effect for the last 10 months of 2016. Our decision to hold the line on base salaries was more reflective of the macro environment for the oil and gas industry than our total shareholder return for the year ended December 31, 2016 of +46.4%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (+55.9%), the S&P/TSX Composite Index (+21.1%) and the S&P 500 Index (+12.0%).
The Compensation Committee met in December 2017 to approve annual bonuses for our Named Executive Officers for 2017 performance. In 2017, we achieved strong performance on each of the corporate performance measures under the short-term incentive plan resulting in a recommended payout equivalent to 118% of target. After considering various factors, including annual shareholder returns, the competitive environment for labour and the current macro environment for the oil and gas industry, the Board exercised its discretion to reduce the payout equivalent to 80% of target. The annual bonuses paid to our Named Executive Officers for performance during 2017 averaged 53% of their 2017 base salaries, which represented a slight decrease from 2016 when annual bonuses averaged 56% of base salaries. The reduced payouts under the short-term incentive plan were due in part to our total shareholder return for the year ended December 31, 2017 of -42.5%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (-13.6%), the S&P/TSX Composite Index (+9.1%) and the S&P 500 Index (+21.8%). For a description of the factors considered by the Compensation Committee in establishing annual bonuses for 2017 performance, see "How We Measure Performance - Measuring Performance under the Short-Term Incentive Compensation Plan" above.

Supplemental Information about our Compensation Programs
Share Award Incentive Plan – Historical Payout Multipliers
The following table sets forth the payout multipliers applicable to performance awards that were previously granted. For those performance awards where the issue date occurred beyond the first anniversary of the grant date, the payout multiplier is calculated as the arithmetic average of the payout multiplier for each of the two, three or four preceding fiscal years, as applicable. For example, performance awards that were granted in 2012 with an issue date in 2014 have a payout multiplier of 1.75x, being the arithmetic average of the 2012 payout multiplier of 2x and the 2013 payout multiplier of 1.5x.

Grant Year	Issue Year
	2013	2014	2015	2016	2017	2018	2019
2012	2x	1.75x	1.67x	-	-	-	-
2013	-	1.5x	1.5x	1.33x	-	-	-
2014	-	-	1.5x	1.25x	1.17x	-	-
2015	-	-	-	1.0x	1.0x	TBD	-
2016	-	-	-	1.0x	1.0x	TBD	TBD
2017	-	-	-	-	1.0x	TBD	TBD
Share Award Incentive Plan – Historical Grant Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2017.

	Common Shares issuable as at December 31, 2017
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	2,027,656
Performance Awards	2,253,230
Total	4,280,886	1.82
Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2017.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 6,534,116, which represents 2.78% of the issued and outstanding common shares as at December 31, 2017.

The following table summarizes the number of share awards granted during the periods noted below and the potential dilutive effect of such share awards.

Period	Share Awards Granted		Weighted Average Common Shares Outstanding	Burn Rate(1) Assuming a Payout Multiplier of:
	Restricted	Performance		0x	1x	1.5x	2x
2013	437,000	374,000	123,749,000	0.35%	0.66%	0.81%	0.96%
2014	533,000	483,000	148,932,000	0.36%	0.68%	0.84%	1.01%
2015	615,000	503,000	198,207,000	0.31%	0.56%	0.69%	0.82%
2016	1,313,000	1,583,000	212,298,000	0.62%	1.36%	1.74%	2.11%
2017	1,636,000	1,584,000	234,787,000	0.70%	1.37%	1.71%	2.05%
Note:

(1)
The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period. The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards.

For further information regarding the outstanding restricted awards and performance awards held by the Named Executive Officers, see "Executive Compensation – Outstanding Share-based Awards" and "Executive Compensation – Incentive Plan Awards – Value Vested or Earned during the Year" below.
Compensation of our President and Chief Executive Officer
With respect to share awards granted to Edward D. LaFehr, our President and Chief Executive Officer, the following table compares the grant date value of share awards (as reported in the Summary Compensation Table) to the value of the common shares received upon the conversion of the share awards. As the share awards typically convert into common shares over a 36-month vesting period, estimated values have been used for future issue dates.

Grant Year	Reported Value(1)	Realized Value(2)	Unvested Value(3)	Realized + Unvested Value	Realized + Unvested Value less Reported Value	Realized + Unvested Value as % of Reported Value
2017	1,640,500	131,665	973,917	1,105,582	(534,918)	67%
2016	1,480,000	378,750	628,333	1,007,083	(472,917)	68%
Total	3,120,500	510,415	1,602,250	2,112,665	(1,007,835)	68%
Notes:

(1)	Reported Value represents the value of the share awards on the date of grant. This is the amount reported in the Summary Compensation Table.

(2)
Realized Value is calculated by multiplying the number of common shares received upon the conversion of the share awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date. This represents the value that could have been realized had the common shares been sold on the issue date.

(3)
Unvested Value represents the future value of share awards that have not vested. It is calculated by multiplying the number of share awards by the closing price of the common shares on the TSX on December 29, 2017 ($3.77). For performance awards, a payout multiplier of 1x is assumed. Unvested Value does not include the value of dividend equivalents on the underlying awards.

With respect to shares awards granted to the other Named Executive Officers in 2015, 2016 and 2017, the sum of the realized and unvested values at December 31, 2017 represented approximately 68% of the reported values.
The Realized Value in the table above represents the value that Mr. LaFehr could have received had the common shares been sold on the dates they were received.  For the share awards that were converted into common shares on January 18, 2017 and July 1, 2017, Mr. LaFehr sold a sufficient number of the common shares received to pay income taxes owing and retained the remainder. For the common shares received upon the conversion of the share awards on January 18, 2018, Mr. LaFehr paid the income taxes owing in cash and retained 100% of the common shares received. As at March 1, 2018, Mr. LaFehr held 198,883 common shares, which had a cost base of $886,406 ($4.46 per share) and a market value of $620,515 ($3.12 per share), resulting in an unrealized loss of $265,891.
Cost of Management Ratios
We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total cost is aligned with our goal of creating value for our shareholders.

Parameter and Ratios	2014	2015	2016	2017
Total cash compensation for the Named Executive Officers ($ millions)(1)	$3.4	$3.0	$3.3	$3.5
As a % of total market capitalization(2)	0.11%	0.32%	0.22%	0.40%
As a % of adjusted funds flow(3)	0.39%	0.58%	1.19%	1.02%
Total shareholder return	-50.6%	-75.6%	46.4%	-42.5%
Notes:

(1)
For years 2014 to 2016, total cash compensation included five Named Executive Officers.  For 2017, we have six Named Executive Officers, including James L. Bowzer who served as Chief Executive Officer for the first four months of 2017.  For purposes of comparability, we have excluded Mr. Bowzer from the calculation of total cash compensation for 2017.

(2)	Total market capitalization is calculated by multiplying the number of common shares outstanding at year-end by the closing price of the common shares on the last trading day of the year.

(3)
Adjusted funds flow is not a measurement based on generally accepted accounting principles in Canada, but is a financial term commonly used in the oil and gas industry. We define adjusted funds flow as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure of performance as it demonstrates our ability to generate the cash flow necessary to fund capital investments, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use the ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate changes in non-cash working capital and settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2017.

General and Administrative Expenses
As a final check on the reasonableness of overall compensation at Baytex, the Compensation Committee compares our general and administrative costs per unit of production to the average for the members of the peer group (see "How We Compensate our Executives – Competitive Factors" for a listing of peer group members). The Compensation Committee's expectation is that our general and administrative costs per unit of production should be less than the average for the peer group. Based on publicly reported data for the nine month period ended September 30, 2017, our general and administrative costs per unit of production of $1.96/boe were approximately 12% less than the peer group average of $2.24/boe.

EXECUTIVE COMPENSATION
Summary Compensation Table
Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us. The following table sets forth information concerning the compensation paid to our Named Executive Officers for the three most recently completed financial years.

Name and principal position	Year	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation(4) ($)	Total compensation ($)
					Annual incentive plans(3) ($)	Long-term incentive plans ($)
Edward D. LaFehr (5) President and Chief Executive Officer	2017 2016	549,503 206,250	1,640,500 1,480,000	- -	440,000 250,000	- -	- -	304,950 20,625	2,934,953 1,956,875
Rodney D. Gray Chief Financial Officer	2017 2016 2015	350,000 320,833 350,000	1,284,835 288,750 598,850	- - -	256,000 224,000 140,000	- - -	- - -	35,000 32,083 35,000	1,925,835 865,667 1,123,850
Richard P. Ramsay Chief Operating Officer	2017 2016 2015	390,000 357,500 390,000	1,284,835 305,250 633,070	- - -	256,000 224,000 160,000	- - -	- - -	39,000 35,750 39,000	1,969,835 922,500 1,222,070
Geoffrey J. Darcy Senior Vice President, Marketing	2017 2016 2015	330,000 302,500 330,000	593,000 165,000 325,090	- - -	104,000 126,000 90,000	- - -	- - -	33,000 30,250 33,000	1,060,000 623,750 778,090
Brian G. Ector Senior Vice President, Capital Markets and Public Affairs	2017 2016 2015	295,000 270,417 295,000	593,000 178,750 427,750	- - -	128,000 134,166 90,000	- - -	- - -	29,500 27,042 29,500	1,045,500 610,374 842,250
James L. Bowzer Former Chief Executive Officer	2017 2016 2015	216,205 568,333 620,000	758,892 618,750 1,283,250	- - -	165,000 434,000 310,000	- - -	- - -	21,621 56,833 62,000	1,161,718 1,677,917 2,275,250
Notes:

(1)	Effective March 1, 2016, the Board approved a 10% reduction in all full-time employee salaries, which remained in effect until December 31, 2016.

(2)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see " – Share Award Valuation" below.

(3)
The amounts shown in the table above for 2017 represent the annual bonuses awarded for 2017, which were paid, at the option of the Named Executive Officer, in either December 2017 or January 2018. See "Compensation Discussion and Analysis – 2017 Compensation Decisions – Short-Term Incentive Compensation".

(4)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits". The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year. For Mr. LaFehr, the amount shown for 2017 includes a cash bonus of $250,000 which was paid in connection with his appointment as Chief Executive Officer on May 4, 2017. The payment of his bonus was specified in his offer of employment.

(5)
Mr. LaFehr commenced employment with Baytex on July 18, 2016. His annualized salary for 2016 was $500,000. On May 4, 2017, Mr. LaFehr was appointed Chief Executive Officer and his salary was increased to $575,000.

Share Award Valuation
During 2017, share awards were granted on January 18 and July 1. Each of the directors and each of the Named Executive Officers were recipients of the awards granted on January 18, 2017. Mr. LaFehr was also a recipient of the awards granted on July 1, 2017.
For purposes of this executive compensation disclosure, the fair value of the share awards was determined by multiplying the number of restricted and performance awards granted by the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date. This calculation assumes a payout multiplier of 1x for the performance awards and does not include the value of the dividend equivalents that may accumulate on the restricted and performance awards under the Share Award Incentive Plan.
The fair value of the share awards presented in this executive compensation disclosure differs from the fair value determined in accordance with International Financial Reporting Standards ("IFRS") for financial statement purposes. Under IFRS 2 "Share-based Payment", the fair value of share awards is determined at the date of grant using the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date and, for performance awards, an estimated payout multiplier.
The main difference between Baytex's approach to calculating the fair value of the share awards for purposes of this executive compensation disclosure and IFRS is the estimated payout multiplier for purposes of valuing the performance awards.
Pursuant to the terms of the Share Award Incentive Plan, the payout multiplier for performance awards is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For purposes of this executive compensation disclosure, the Compensation Committee determined to use a payout multiplier of 1x, being the mid-point of the low and high payout multipliers. Under IFRS, an initial estimated payout multiplier, based on historical performance, of 1x was used. This multiplier is adjusted on an on-going basis as new information becomes available. The current multiplier applied to the various tranches of each grant is currently 1x. As there can be no assurance that future performance will match historical performance, the Compensation Committee prefers to use a mid-point payout multiplier. This approach is also consistent with the approach followed by other issuers in the peer group with similar plans and with the methodology specified in the Share Award Incentive Plan for calculating the value of any performance awards granted to directors (who are not also officers).
The following table sets forth the fair value of the share awards on the applicable grant date and the payout multipliers used by Baytex for this executive compensation disclosure and determined in accordance with IFRS.

Grant Date	Fair Value of Share Awards	Payout Multiplier for Performance Awards
		Baytex	IFRS
January 18, 2017	$5.93	1.0x	1.0x
July 1, 2017	$3.16	1.0x	1.0x

Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2017. We do not grant option-based awards.

Name	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Edward D. LaFehr	85,000 340,000	RA PA	1,602,250	-
Rodney D. Gray	61,182 183,542	RA PA	922,609	-
Richard P. Ramsay	62,723 188,166	RA PA	945,851	-
Geoffrey J. Darcy	42,877 79,626	RA PA	461,836	-
Brian G. Ector	43,810 81,356	RA PA	471,876	-
James L. Bowzer	62,071 192,074	RA PA	958,127	-
Note:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 29, 2017 ($3.77). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2017 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017.

Name	Value of share-based awards that vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
Edward D. LaFehr	510,415	440,000
Rodney D. Gray	372,758	256,000
Richard P. Ramsay	401,290	256,000
Geoffrey J. Darcy	211,353	104,000
Brian G. Ector	224,389	128,000
James L. Bowzer	633,838	165,000
Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the restricted awards and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(2)
The amounts shown in the table above for each of the Named Executive Officers represent the annual bonus awarded for 2017, which were paid, at the option of the Named Executive Officer, in either December 2017 or January 2018. See "Compensation Discussion and Analysis – 2017 Compensation Decisions – Short-Term Incentive Compensation".

Please note that the values in this table for share-based awards differ from the values shown in the Summary Compensation Table above. The values reported in this table represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards that were granted during the year. See " – Share Award Valuation".
Share Award Incentive Plan
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on June 1, 2016, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2019).
On December 7, 2017, Baytex announced that John A. Brussa and R.E.T. Goepel would be retiring at the 2018 annual meeting of shareholders. In recognition of the long service of Mr. Brussa (since 1997) and Mr. Goepel (since 2005) and their continuing contributions up to the date of the 2018 annual meeting, the Board, at a meeting held on December 6, 2017, approved the amendment of 31,470 restricted awards and 10,475 performance awards held by each such director to provide that the Issue Dates for such awards shall be accelerated to May 4, 2018. These amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan, have been approved by the TSX and did not require shareholder approval.

Listed below is a summary of the principal terms of the Share Award Incentive Plan. A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on April 18, 2016 under the filing category Other securityholders documents). Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.
Purpose of the Share Award Incentive Plan
The principal purposes of the Share Award Incentive Plan are: (i) to attract and retain qualified Service Providers that Baytex and its subsidiaries require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its subsidiaries and put forth maximum efforts for the success of the business of Baytex and its subsidiaries; and (iii) to focus management of Baytex and its subsidiaries on operating and financial performance and long-term total shareholder return.
Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals. In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre-defined operational and financial goals which have been identified for increasing long-term total shareholder return.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
Grant Practice
The Compensation Committee's practice is to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date).
On December 7, 2016, the Compensation Committee changed its grant practice to provide that any share awards granted to directors in the future be in the form of restricted awards only (previously 80% performance awards and 20% restricted awards).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the Compensation Committee.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the Compensation Committee.
The Payout Multiplier is determined by the Compensation Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the Compensation Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the Issue Date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two, three or four preceding fiscal years, as applicable.
Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the Compensation Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards (and any other long-term incentive plans) shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period, then the Issue Date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the Issue Date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not provide for the provision of financial assistance by Baytex in respect of Share Awards granted thereunder.

Change of Control
In the event of a Change of Control of Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Compensation Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Compensation Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the Compensation Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of Baytex by the Shareholders, such event shall be treated as a termination under (d) above.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.

In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.
Pension Plan Benefits
We do not have any pension plans for our employees. We have established a savings plan to assist employees in meeting their savings goals. See "Compensation Discussion and Analysis – How We Compensate Our Executives – Other Benefits".
Employment Contracts
Baytex Energy has entered into agreements with each of the Named Executive Officers that provide for certain payments to be made in certain circumstances following the occurrence of a "change of control" of Baytex. The agreements define a "change of control" in the same manner as the Share Award Incentive Plan (see "Executive Compensation – Share Award Incentive Plan – Change of Control").
The agreements do not apply in the event of a termination of employment in advance of a change of control. In such circumstances, the Named Executive Officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
The following table shows the compensation arrangements that would be provided to the Named Executive Officers upon the occurrence of the termination events listed below.

Termination Event	Applies to	Arrangement
Change of Control and a subsequent Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All Named Executive Officers
Base Salary: to receive 24 months base salary.
Bonus Consideration: to receive two times the annual bonus target plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 24 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.

Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control and termination of employment occurred on December 31, 2017.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Share Awards(1)	Total Incremental Payment
Edward D. LaFehr	2.0	1,150,000	1,150,000	137,235	1,602,250	4,039,485
Rodney D. Gray	2.0	700,000	560,000	87,638	922,609	2,270,248
Richard P. Ramsay	2.0	780,000	624,000	98,930	945,851	2,448,781
Geoffrey J. Darcy	2.0	660,000	429,000	84,997	461,836	1,635,833
Brian G. Ector	2.0	590,000	383,500	77,096	471,876	1,522,471
Note:

(1)
In the event of a change of control, the Share Award Incentive Plan provides that the issue date(s) applicable to the share awards will be accelerated such that the common shares to be issued pursuant to such share awards will be issued immediately prior to the date upon which the change of control is completed and the payout multiplier applicable to any performance awards shall be determined by the Compensation Committee who would assess Baytex's performance for the applicable period relative to the pre-established Corporate Performance Measures. The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards by the closing price of the common shares on the TSX on December 29, 2017 ($3.77). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents on the underlying awards.

Liability Insurance of Directors and Officers
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2017 was US$590,000.
In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plan under which equity securities of Baytex may be issued is the Share Award Incentive Plan, which reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. See "Executive Compensation – Share Award Incentive Plan".
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2017.

	Number of Common Shares to be Issued Upon Conversion of Share Awards	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders(1)	4,281,000	n/a	4,666,000
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	4,281,000	n/a	4,666,000
Note:

(1)
The only compensation plan under which equity securities of Baytex may be issued is the Share Award Incentive Plan. See "Executive Compensation – Share Award Incentive Plan". The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards and assumes a payout multiplier of 1x for the performance awards.

EQUITY OWNERSHIP
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by each of the Named Executive Officers, all other officers (as a whole) and all directors (as a whole) as of March 1, 2018 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Named Executive Officers:
Edward D. LaFehr	198,883	620,515	606,666	1,892,798	151,666	473,198	2,986,511
Rodney D. Gray	130,970	408,626	345,208	1,077,049	115,070	359,018	1,844,693
Richard P. Ramsay	171,924	536,403	346,957	1,082,506	115,653	360,837	1,979,746
Geoffrey J. Darcy	153,449	478,761	131,516	410,330	70,817	220,949	1,110,040
Brian G. Ector	92,263	287,861	141,371	441,078	76,125	237,510	966,449
Total Named Executive Officers	747,489	2,332,166	1,571,718	4,903,761	529,331	1,651,512	8,887,439
Other Officers	466,713	1,456,145	630,045	1,965,740	328,153	1,023,837	4,445,722
Directors	2,574,254	8,031,672	216,429	675,258	564,840	1,762,301	10,469,231
Total Officers and Directors	3,788,456	11,819,983	2,418,192	7,544,759	1,422,324	4,437,650	23,802,392
Notes:

(1)	The value of the common shares was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on March 1, 2018 ($3.12).

(2)
The value of the performance awards and the restricted awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 1, 2018. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents on the awards.

OWNERSHIP GUIDELINES
The Board has established the following ownership guidelines for officers and directors. The Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary, with such ownership level to be attained within a period of three years from the date of appointment. All other officers of the Corporation are required to acquire and hold common shares having a value of at least one times their annual base salary, with such ownership level to be attained within a period of three years from the date of appointment. The Chairman of the Board and the independent directors are expected to own common shares having a value of at least three times: (i) the amount of their annual retainer; and (ii) the value of their annual grant under the Share Award Incentive Plan, with such ownership level to be attained within a period of three years from their date of their election/appointment. An officer or director can meet these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline.
On December 7, 2016, the Board approved an increase in the annual value of share awards to be granted to the independent directors to $150,000 (previously $100,000). This resulted in a $150,000 increase in the ownership guidelines for the Chairman of the Board (to $1,230,000 from $1,080,000) and the independent directors (to $570,000 from $420,000). As a result, the Board granted the Chairman of the Board and the independent directors until January 1, 2018 (or one-year beyond their current deadline) to meet the new ownership guideline.

The following tables sets out the ownership value guideline for each Named Executive Officer, the Chairman of the Board and each director and whether they have met such guideline (as at March 1, 2018).

Name	Principal Position	Ownership Value Guideline(1) ($)	Guideline Met (Y) or In Progress (IP)(2)

Edward D. LaFehr	President and Chief Executive Officer	1,725,000	IP
Rodney D. Gray	Chief Financial Officer	350,000	Y
Richard P. Ramsay	Chief Operating Officer	390,000	Y
Geoffrey J. Darcy	Senior Vice President, Marketing	330,000	Y
Brian G. Ector	Senior Vice President, Capital Markets and Public Affairs	295,000	Y
Mark R. Bly	Director	570,000	IP
James L. Bowzer	Director	570,000	Y
John A. Brussa	Director	570,000	Y

Name	Principal Position	Ownership Value Guideline(1) ($)	Guideline Met (Y) or In Progress (IP)(2)

Raymond T. Chan	Chairman of the Board	1,230,000	Y
Edward Chwyl	Director	570,000	Y
Trudy M. Curran	Director	570,000	IP
Naveen Dargan	Director	570,000	Y
R.E.T. (Rusty) Goepel	Director	570,000	Y
Gregory K. Melchin	Director	570,000	Y
Mary Ellen Peters	Director	570,000	IP
Dale O. Shwed	Director	570,000	Y
Notes:

(1)	The ownership value guideline for the Named Executive Officers is based on 2017 base salaries.

(2)	Individuals are in compliance if either the market value or the adjusted cost base of their common shares (i.e., the amount paid to acquire the common shares) exceeds their ownership guideline.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101") and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that ten of our twelve directors, representing 83% of the directors, are independent. These ten independent directors are: Mark R. Bly, John A. Brussa, Raymond T. Chan, Edward Chwyl, Trudy M. Curran, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin, Mary Ellen Peters and Dale O. Shwed.
Edward D. LaFehr is not considered to be independent as he currently serves as our President and Chief Executive Officer. James L. Bowzer is not considered to be independent as he served as an executive officer within the last three years. Under NI 58-101, Mr. Bowzer will become independent on May 4, 2020.
Mr. Brussa is Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board. In making this determination, factors considered by the Nominating and Governance Committee included:

•	That the fees charged to us by Burnet, Duckworth & Palmer LLP during the year ended December 31, 2017 for legal services totaled $36,000;

•	His equity interest in Burnet, Duckworth & Palmer LLP;

•	His ownership of common shares of Baytex and personal financial circumstances; and

•	The statutory guidance with respect to the meaning of independence contained in NI 58-101.
Assuming that all director nominees are elected at the meeting, eight of our ten directors, representing 80% of directors, will be independent. The eight independent directors are: Mark R. Bly, Raymond T. Chan, Edward Chwyl, Trudy M. Curran, Naveen Dargan, Gregory K. Melchin, Mary Ellen Peters and Dale O. Shwed. As described above, the two non-independent directors are James L. Bowzer and Edward D. LaFehr.

At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). During the year ended December 31, 2017, a total of 16 in camera sessions were held by the Board and its committees.
As Chairman of the Board, Raymond T. Chan is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. The Chairman of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex. Our Chairman of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
Mark R. Bly	Vista Oil & Gas S.A.B. de C.V.
James L. Bowzer	None
John A. Brussa	Cardinal Energy Ltd., Crew Energy Inc., Just Energy Group Inc., Leucrotta Exploration Inc., Storm Resources Ltd. and TORC Oil & Gas Ltd.
Raymond T. Chan	Telus Corporation and TORC Oil & Gas Ltd.
Edward Chwyl	None
Trudy M. Curran	Riversdale Resources Ltd.
Naveen Dargan	None
R.E.T. (Rusty) Goepel	None
Edward D. LaFehr	None
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Mary Ellen Peters	Gibson Energy Inc.
Dale O. Shwed	Crew Energy Inc., InPlay Oil Corp. and TORC Oil & Gas Ltd.

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2017.

Name	Meetings Attended / Meetings Held					Overall Attendance
	Board	Audit Committee	Compensation Committee	Reserves Committee(2)	Nominating and Governance Committee
Mark R. Bly	1/1	-	-	-	-	100%
James L. Bowzer(1)	6/6	2/2	-	1/1	-	100%
John A. Brussa	6/6	-	-	1/1	1/1	100%
Raymond T. Chan (1)	6/6	4/4	3/3	1/1	1/1	100%
Edward Chwyl	6/6	-	3/3	1/1	-	100%
Trudy M. Curran	6/6	5/5	2/2	1/1	1/1	100%
Naveen Dargan	6/6	5/5	3/3	1/1	-	100%
R.E.T. (Rusty) Goepel	5/6	-	-	-	1/1	86%
Edward D. LaFehr (1)	6/6	4/4	2/2	1/1	1/1	100%
Gregory K. Melchin	6/6	5/5	-	1/1	1/1	100%
Mary Ellen Peters	6/6	5/5	3/3	-	-	100%
Dale O. Shwed	6/6	-	-	1/1	-	100%
Notes:

(1)
During 2017, Mr. Chan served as Chairman of the Board, Mr. Bowzer served as our Chief Executive Officer (until May 4, 2017) and Mr. LaFehr served as our President and Chief Executive Officer. In these capacities, they are typically invited to attend all committee meetings.

(2)	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the year-end reserves evaluations are reviewed.
Board Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule "A" hereto.
Board Committees
Our Board has four committees: the Audit Committee; the Human Resources and Compensation Committee; the Nominating and Governance Committee; and the Reserves Committee. The Audit, Human Resources and Compensation and Nominating and Governance committees are comprised solely of independent directors. The Reserves Committee has one non-independent director, James L. Bowzer. Mr. Bowzer is not considered to be independent as he served as an executive officer within the last three years. Under NI 58-101, Mr. Bowzer will become independent on May 4, 2020. No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.
Audit Committee
The members of the Audit Committee are Naveen Dargan (Chairman), Trudy M. Curran, Gregory K. Melchin and Mary Ellen Peters. The committee's responsibilities include:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and approving all services to be provided by the external auditors;

•	reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures;

•	reviewing risk management policies and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.
Human Resources and Compensation Committee
The members of the Human Resources and Compensation Committee are Edward Chwyl (Chairman), Trudy M. Curran, Naveen Dargan and Mary Ellen Peters. The committee's responsibilities include:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	establishing the performance measures for the ensuing year for the short-term incentive plan;

•
reviewing and recommending to the Board the performance objectives for the ensuing year for the President and Chief Executive Officer of the Corporation (the "CEO") and, if appropriate, for the other officers;

•	in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers;

•
reviewing and recommending to the Board the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and to recommend to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO);

•	receiving and considering the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•
administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder;

•	preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular - proxy statement;

•
reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote;

•
reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually;

•	reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments; and

•
considering any other matters which would assist the directors in meeting their responsibilities, including adherence to any appropriate executive compensation disclosure and other requirements established by the Canadian securities regulatory authorities or other regulatory bodies, and to this end, monitor, on a continuous basis, regulatory law and guidelines in respect of executive compensation matters.

Nominating and Governance Committee
The members of the Nominating and Governance Committee are Gregory K. Melchin (Chairman), Mark R. Bly and Trudy M. Curran. The committee's responsibilities include:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chairman of the Board, the Lead Independent Director, the chairman of each of the Board committees and the CEO;

•	developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.
Reserves Committee
The members of the Reserves Committee are Dale O. Shwed (Chairman), Mark R. Bly, James L. Bowzer and Edward Chwyl. The committee's responsibilities include:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Succession Planning
The Board is responsible for succession planning for our senior officers. The Board meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The Board also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors. A recent example of succession planning was the appointment of Edward D. LaFehr as President in July 2016. Mr. LaFehr succeeded Mr. Bowzer as CEO upon his retirement in May 2017.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
As part of succession planning for the Board, we recently added two independent directors, Trudy M. Curran in 2016 and Mark R. Bly in 2017. With these new directors in place, two of our long-standing directors, John A. Brussa and R.E.T. (Rusty) Goepel, will be retiring at the meeting.
Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chairman of the Board, the Chair of each Board committee and the Chief Executive Officer, our corporate policies and our by-laws. In addition, a new director is provided with copies of our continuous disclosure record and the minutes of the Board and committee meetings for the preceding 12 months and a copy of the materials from the last strategic planning session. A new director will also meet with the Chairman of the Board (to discuss the functioning of the Board and our business strategy and governance structure), the Chair of each Board committee that the new director will be appointed to (to review the responsibilities of the committee) and with the CEO, the Chief Financial Officer, the Chief Operating Officer and the Vice President of each business unit and other key functions (to discuss our business and the industry in general).
Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Listed below are some examples of information that is typically made available to our directors:

•
The Audit Committee receives quarterly updates on emerging trends and issues in accounting and financial reporting from management and our external auditors. In 2017, this included presentations from management on the Extractive Sector Transparency Measures Act (Canada) and the preparation of financial statements in interactive data format using Extensible Business Reporting Language (XBRL) and our plans for complying with these requirements.

•	The Audit Committee receives quarterly updates on risk management activities and the outlook for petroleum and natural gas prices.

•	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the annual reserves evaluations are reviewed.

•	The Nominating and Governance Committee receives an annual update on corporate governance best practices from management.

•
Our directors attend an annual strategy session with management. In 2017, the strategy session included a presentation by an independent industry specialist on supply/demand rebalancing for crude oil, the resource potential and economies of U.S. shale resource plays and the outlook for commodity prices.

Two of our directors, Ms. Curran and Mr. Melchin, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran is a member of the executive committee of the Calgary chapter of the Institute of Corporate Directors and in this role participates in the planning and delivery of various chapter education events. Messrs. Chan and Melchin are Chartered Professional Accountants. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.
Retirement Policy / Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively. As at December 31, 2017, the Board was comprised of twelve directors with an average tenure of 10.2 years on the Board. The tenure of the directors currently on the Board is summarized below:

•	25 percent (three directors) have been on the Board for greater than 15 years;

•	25 percent (three directors) have been on the Board for a period of more than 10 years but less than 15 years;

•	17 percent (two directors) have been on the Board for a period of more than 5 years but less than 10 years; and

•	33 percent (four directors) have been on the Board for less than 5 years.
Assuming that all director nominees are elected at the meeting, the Board will be comprised of ten directors with an average tenure of 9.1 years on the Board. The tenure of the director nominees is summarized below:

•	20 percent (two directors) have been on the Board for greater than 15 years;

•	20 percent (two directors) have been on the Board for a period of more than 10 years but less than 15 years;

•	20 percent (two directors) have been on the Board for a period of more than 5 years but less than 10 years; and

•	40 percent (four directors) have been on the Board for less than 5 years.

Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a board member.
Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees). As a follow-up to the written survey, the Chairman of the Board meets with each director individually.
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chairman of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chairman of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chairman of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chairman of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chairman of the Board to discuss the results and identify any action items.

In June 2017, under the direction of the Nominating and Governance Committee, each director completed the Board and committee assessment survey. As a follow-up to the written survey, the Chairman of the Board met with each director individually to discuss the performance and effectiveness of the Board and its committees and to request input on how the Board and its committees could operate more effectively. A summary of the survey results was presented to the Board at a meeting on September 28, 2017.
Diversity Policy
In March 2015, the Board adopted a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interest of the Corporation and all of its stakeholders to have diversity in gender, age and ethnicity within the Board and the management of the Corporation. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee includes as a specifically enumerated requirement that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee will periodically assess its effectiveness and, if required, recommend changes.
Board of Directors
Baytex has not yet adopted a target for the number of women on the Board. The Board believes that there is a significant benefit to Baytex by having a board comprised of directors with diverse backgrounds and will continue to look for opportunities to improve diversity without imposing a target. Assuming that all director nominees are elected as contemplated in this information circular – proxy statement, four of ten (40%) of the directors on the Board will impart ethnic and gender diversity and two of ten (20%) of the directors on the Board will be women.
Senior Management
Baytex has not yet adopted a target for the number of women in executive management positions. Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds will have the opportunity to succeed. Baytex believes that this commitment and its Diversity Policy will be effective in allowing individuals of diverse backgrounds and women advance to leadership positions. Currently, none of the eleven officers of Baytex and its material subsidiaries is a woman but, of Baytex's non-executive management, 8 of 24 (33%) are women.
Position Descriptions
Our Board has developed written position descriptions for the Chairman of the Board, the chairman of each of the committees of the Board and the CEO.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.

ADDITIONAL INFORMATION
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2017 and the related management's discussion and analysis of operating and financial results, which are contained in our 2017 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2017. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.
OTHER MATTERS
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Dated: March 19, 2018

SCHEDULE "A"
BAYTEX ENERGY CORP.
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE
ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Chairman of the Board (the "Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Chairman and, if applicable, the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing a Chairman and, if applicable, Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman, Executive Chairman and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Chairman (or Executive Chairman) shall preside at all meetings of the Board, unless the Chairman (or Executive Chairman) is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chairman may determine.

5.	Agendas, approved by the Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on December 8, 2014

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